MODEL N, INC.

1800 Bridge Parkway

Redwood City, CA 94065

March 15, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Maryse Mills-Apenteng, Special Counsel
Allicia Lam, Staff Attorney

Re:	Model N, Inc.
Registration Statement on Form S-1
(File No. 333-186668)

Acceleration Request

Requested Date:	March 19, 2013
Requested Time:	4:00 PM Eastern Time

Ladies and Gentlemen:

Model N, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Jeffrey R. Vetter or James D. Evans, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Vetter at (650) 335-7631, or in his absence, Mr. Evans at (206) 389-4559.

Sincerely,

MODEL N, INC.

By:	/s/ Sujan Jain
Sujan Jain
Chief Financial Officer

cc:	Errol Hunter, Associate General Counsel
Model N, Inc.

Jeffrey R. Vetter, Esq.
James D. Evans, Esq.
Fenwick & West LLP

March 15, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Model N, Inc.

Registration Statement on Form S-1 (File No. 333-186668)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Model N, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-186668) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.00015 per share, so that the Registration Statement may be declared effective at 4:00 p.m., Eastern Time, on March 19, 2013, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Additionally, we hereby advise you that the Preliminary Prospectus dated March 7, 2013 was distributed by the underwriters approximately as follows from March 7, 2013 through the date hereof:

Copies to underwriters	1907
Copies to dealers	150
Copies to institutional investors	811
Copies to others	2,247
Total	5,115

[Remainder of page intentionally left blank]

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
As representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Sri Kosaraju
Name: Sri Kosaraju
Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ John Reed
Name: John Reed
Title: Director

By:	/s/ Joseph P. Coleman
Name: Joseph P. Coleman
Title: Managing Director

[Signature Page to the Model N, Inc. Acceleration Request]